UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

CITIUS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

17322U207

(CUSIP Number)

Leonard L. Mazur 11 Commerce Drive, 1st Floor Cranford, New Jersey 07016 (908) 967-6676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17322U207

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Leonard L. Mazur
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,074,173(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,074,173
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,074,173
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%(2)
14.	Type of Reporting Person IN

(1) Includes as of August 13, 2018, (i) 3,984,134 shares of Common Stock, par value $0.001 per share (the "Common Stock") of Citius Pharmaceuticals, Inc. (the "Issuer") issuable upon the exercise of currently exercisable warrants, and (ii) 234,444 shares of Common Stock subject to options held by Leonard L. Mazur (the "Reporting Person") that are exercisable within 60 days of August 13, 2018.

(2) The calculation is based on 16,198,791 shares of Common Stock of the Issuer outstanding as of August 13, 2018, according to information set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 ("Form 10-Q"), filed with the U.S. Securities and Exchange Commission (the "Commission") on August 14, 2018.

CUSIP No. 17322U207

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at 11 Commerce Drive, 1st Floor, Cranford, New Jersey 07016.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulations D-G under the Act.

(b) The Reporting Person’s business address is 11 Commerce Drive, 1st Floor, Cranford, New Jersey 07016.

(c) The principal occupation of the Reporting Person is that of Executive Chairman of the Issuer.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The share and dollar amounts reported below for transactions prior to June 9, 2017 do not give effect to the 1-for-15 reverse stock split of the Issuer’s Common Stock effected by the Issuer on June 9, 2017 (the “Reverse Stock Split”).

On June 12, 2014, the Reporting Person was granted a five-year warrant to purchase 162,500 shares of Leonard-Meron Biosciences, Inc. Series A Preferred Stock at an exercise price of $0.75 per share. Pursuant to the Merger Agreement (as defined below), the warrant was converted into a warrant to purchase 294,217 shares of the Issuer’s common stock at a per share exercise price of $0.41.

On September 12, 2014, Reporting Person was granted an option to purchase 3,300,000 shares of Common Stock of the Issuer at a purchase price of $0.45 per share pursuant to the Issuer’s 2014 Stock Incentive Plan. The option is fully vested.

On January 8, 2015, the Reporting Person was granted a five-year warrant to purchase 41,292 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price of $1.20 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 74,761 shares of the Issuer's Common Stock at a per share exercise price of $0.66. The warrant is fully vested and exercisable immediately.

CUSIP No. 17322U207

On August 18, 2015, the Reporting Person was granted a five-year warrant to purchase 291,717 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price $0.90 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 528,171 shares of the Issuer's Common Stock at a per share exercise price of $0.50. The warrant is fully vested and exercisable immediately.

On September 30, 2015, the Reporting Person was granted a five-year warrant to purchase 26,267 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price of $1.20 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 47,558 shares of the Issuer's Common Stock at a per share exercise price of $0.66. The warrant is fully vested and exercisable immediately.

On November 2, 2015, the Reporting Person was granted a five-year warrant to purchase 172,184 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price of $0.90 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 311,750 shares of the Issuer's Common Stock at a per share exercise price of $0.50. The warrant is fully vested and exercisable immediately.

On November 20, 2015, the Reporting Person was granted a five-year warrant to purchase 171,197 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price of $0.90 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 309,963 shares of the Issuer's Common Stock at a per share exercise price of $0.50. The warrant is fully vested and exercisable immediately.

On January 8, 2016, the Reporting Person was granted a five-year warrant to purchase 113,324 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price of $0.90. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 205,180 shares of the Issuer's Common Stock at a per share exercise price of $0.50. The warrant is fully vested and exercisable immediately.

On March 14, 2016, the Reporting Person was granted a five-year warrant to purchase 34,877 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price of $0.90 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 63,148 shares of the Issuer's Common Stock at a per share exercise of $0.50. The warrant is fully vested and exercisable immediately.

On March 15, 2016, the Reporting Person was granted a five-year warrant to purchase 150,000 shares of Leonard-Meron Biosciences, Inc. Common Stock at an exercise price $0.75 per share. Pursuant to the Merger Agreement, the warrant was converted into a warrant to purchase 271,585 shares of the Issuer's Common Stock at a per share price of $0.41. The warrant is fully vested and exercisable immediately.

On March 30, 2016, the Issuer, Citius LMB Acquisition Corp. and Leonard-Meron Biosciences, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”). As a result of the merger, Reporting Person was issued 20,116,746 shares of the Issuer’s common stock, including 5,000,000 shares of Common Stock that he purchased from the Issuer in connection with the merger.

CUSIP No. 17322U207

On June 9, 2017, the Issuer effected the Reverse Stock Split, immediately after which Reporting Person owned 1,358,263 shares of Common Stock, options to purchase 220,000 shares of Common Stock, and a warrant to purchase 19,615 shares of Common Stock.

On August 8, 2017, the Reporting Person purchased a five-year warrant to purchase 421,400 shares of the Issuer’s Common Stock at an exercise price of $4.125 per share. The warrant is fully vested and exercisable.

On August 8, 2017, the Reporting Person converted $4,710,000 of outstanding convertible promissory notes and accrued interest of $76,240 into 1,547,067 shares of the Issuer’s Common Stock at a conversion price per share of $3.09, which was 75% of the price per share paid by investors in the Issuer’s public offering that was completed on the same date (the “Offering”). On this same date, the Reporting Person also purchased 421,400 shares of the Issuer’s Common Stock in connection with the Offering.

On August 24, 2017, the Reporting Person purchased 11,000 shares of Common Stock and a five-year warrant to purchase 11,000 shares of the Issuer’s Common Stock at an exercise price of $4.125 per share. The warrant is fully vested and exercisable.

On September 15, 2017, the Reporting Person was granted an option to purchase 40,000 shares of Common Stock of the Issuer at a purchase price of $3.45 per share. One-third of the options vest on September 13, 2018, with the remainder vesting monthly for the two years following the initial vesting.

On December 19, 2017, the Reporting Person purchased 213,106 shares of the Issuer’s Common Stock at a purchase price of $4.69 per share and a 5.5-year warrant to purchase 106,553 shares of the Issuer’s Common Stock at an exercise price of $4.63 per share. The warrant is fully vested and exercisable.

On March 28, 2018, the Reporting Person purchased 167,504 shares of the Issuer’s Common Stock at a purchase price of $2.985 per share and a 5.5-year warrant to purchase 167,504 shares of the Issuer’s Common Stock at an exercise price of $2.86 per share. The warrant is fully vested and exercisable.

On August 13, 2018, the Reporting Person purchased 3,137,255 shares of the Issuer’s Common Stock and a warrant for up to 3,137,255 shares of the Issuer’s Common Stock at a price per unit of $1.275, which was the price per unit paid by other investors in the Issuer’s registered offering.

Item 4.	Purpose of Transaction.

The Reporting Person obtained the shares of Common Stock and warrants to purchase Common Stock of the Issuer for investment purposes and obtained the options to purchase Common Stock as compensation from the Issuer in his position as Executive Chairman of the Board of Directors of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 17322U207

Item 5.	Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of an aggregate of 11,074,173 shares of the Issuer’s Common Stock, which represents approximately 54.2% of the Issuer’s outstanding Common Stock based upon 16,198,791 shares of Common Stock outstanding as of August 13, 2018, as provided by the Issuer in its Form 10-Q.

The Reporting Person’s beneficial ownership consists of (i) 6,855,595 shares of the Issuer’s Common Stock, (ii) 3,984,134 shares of the Issuer’s Common Stock issuable upon the exercise of warrants, and (iii) 234,444 shares of the Issuer’s Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of August 13, 2018.

(b)

The Reporting Person has sole voting and dispositive power of 11,074,173 shares of the Issuer’s Common Stock beneficially owned.

(c)

On August 13, 2018, the Reporting Person purchased 3,137,255 shares of the Issuer’s Common Stock and a warrant for up to 3,137,255 shares of the Issuer’s Common Stock at a price per unit of $1.275, which was the price per unit paid by other investors in the Issuer’s registered offering.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of the Issuer’s Common Stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has purchased from the Issuer warrants to purchase an aggregate of 3,984,134 shares of the Issuer’s Common Stock at varying exercise prices, with a weighted average price of $1.847 per share. All of the warrants are currently exercisable, but some expire as early as June 12, 2019 while others will not expire until August 14, 2023. Forms of the warrants held by the Reporting Person have been filed as exhibits to the Issuer’s periodic reports filed with the Commission.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

CUSIP No. 17322U207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2018

/s/ Leonard L. Mazur
Leonard L. Mazur